UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12b-25
                                                               -----------------
                           NOTIFICATION OF LATE FILING          SEC FILE NUMBER
                                                                    0-31737
                                                               -----------------
                                                                 CUSIP NUMBERS
                                                                   97380W AC9
                                                                   97380W AD7
                                                               -----------------

(Check One): [X]Form 10-K [ ]Form 20-F [ ]Form 11-K [ ]Form 10-Q [ ]Form N-SAR

     For Period Ended: December 31, 2003

     [X] Transition Report on Form 10-K
     [ ] Transition Report on Form 20-F
     [ ] Transition Report on Form 11-K
     [ ] Transition Report on Form 10-Q
     [ ] Transition Report on Form N-SAR

     For Transition Period Ended: Not Applicable.

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    Nothing in this Form shall be construed to imply that the Commission has verified any information contained herein.
--------------------------------------------------------------------------------

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: Not Applicable


PART I--REGISTRANT INFORMATION

Windsor Woodmont Black Hawk Resort Corp.
----------------------------------------
Full Name of Registrant


----------------------------------------
Former Name if Applicable

111 Richman St.
---------------
Address of Principal Executive Office (Street and Number)

Black Hawk Colorado 80422
-------------------------
City, State and Zip Code

PART II--RULES 12b-25 (b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

          (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

          (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof
/ X / will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

          (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.


PART III--NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed period.

     The registrant is unable to file its annual report on Form 10-K for the year ended December 31, 2003 within the prescribed period because of a hearing pending before the Bankruptcy Court that may substantially affect the disclosure contained in the Form 10-K and the financial statements contained therein. The hearing was to be held on April 1, 2004. However, on March 25, 2004, the hearing was postponed until May 4, 2004. The registrant intends to filing its Form 10-K and financial statements within the time period granted for extension.

PART IV--OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

     Henry F. Schlueter, Esq.               (303)                  292-3883
     ---------------------------------------------------------------------------
             (Name)                      (Area Code)          (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
                                                                  [X] Yes [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                                  [X] Yes [ ] No

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

     Assuming that the hearing before the bankruptcy court does not affect the financial statements contained in the Corporation's annual report, the anticipated results of operations are expected to be as follows:


                             WINDSOR WOODMONT BLACK HAWK RESORT CORP.
                           (DEBTOR-IN-POSSESSION AS OF NOVEMBER 7, 2002)
                                     STATEMENTS OF OPERATIONS

                                                                   For the Year Ended
                                                                       December 31,
                                                       --------------------------------------------
                                                           2003            2002            2001
                                                       ------------    ------------    ------------
OPERATING REVENUES:
Casino                                                 $ 52,351,744    $ 61,288,720    $  2,620,931
Food and beverage                                         5,980,324       7,639,860         268,154
Other                                                       952,540       1,074,451          42,054
                                                       ------------    ------------    ------------
                                                         59,284,608      70,003,031       2,931,139
Less: Promotional allowances                             (3,717,164)     (4,139,218)       (129,005)
                                                       ------------    ------------    ------------

Net operating revenues                                   55,567,444      65,863,813       2,802,134
                                                       ------------    ------------    ------------

OPERATING EXPENSES:

Casino                                                   30,522,177      36,818,164       1,028,125
Food and beverage                                         5,393,684       7,281,030         265,871
Other operating expenses                                  1,035,430       1,928,632         290,681
General and administrative                                9,584,307      10,184,926         360,417
Start-up costs                                                 --              --         4,522,740
Management fees                                             679,162       2,095,291         132,247
Depreciation and amortization                             8,356,921       8,405,412         246,630
                                                       ------------    ------------    ------------

Total operating expenses                                 55,571,681      66,713,455       6,846,711
                                                       ------------    ------------    ------------

Operating Income (Loss)                                      (4,237)       (849,642)     (4,044,577)


OTHER INCOME (EXPENSE):

Interest income                                              21,335         142,405       1,978,602
Interest expense                                         (2,419,914)    (16,774,290)     (5,839,058)
Change in valuation of warrants                                --         2,854,880            --
                                                       ------------    ------------    ------------

Other expense, net                                       (2,398,579)    (13,777,005)     (3,860,456)
                                                       ------------    ------------    ------------

Income (Loss) from continuing operations before
  reorganization costs and preferred stock dividends     (2,402,816)    (14,626,647)     (7,905,033)


Reorganization costs                                      8,716,907       4,762,559            --
                                                       ------------    ------------    ------------
Net loss before preferred stock dividends               (11,119,723)    (19,389,206)     (7,905,033)


Preferred stock dividends                                   581,603         559,599         551,254
                                                       ------------    ------------    ------------

Net loss attributable to
    common stock                                       $(11,701,326)   $(19,948,805)   $ (8,456,287)
                                                       ============    ============    ============

Loss per share
    Basic                                              $     (11.70)   $     (19.95)   $      (8.46)
    Diluted                                            $     (11.70)   $     (19.95)   $      (8.46)

Weighted Average Shares
    Basic                                                 1,000,000       1,000,000       1,000,000
    Diluted                                               1,000,000       1,000,000       1,000,000



                    Windsor Woodmont Black Hawk Resort Corp.
                    ----------------------------------------
                  (Name of Registrant as Specified in Charter)


has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.



Date:  March 30, 2004                     By: /s/ Michael L. Armstrong
---------------------                     --------------------------------------
                                          Michael L. Armstrong, Vice-President,
                                          Chief Financial Officer, Treasurer and
                                          Secretary



INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.